Exhibit 4.59

DRAXIS HEALTH INC.

TERMS OF REFERENCE FOR THE NON-EXECUTIVE CHAIR

Title:	Chair of the Board

Appointment:	The Chair of the Board serves at the pleasure of the Board of Directors (the “Board”) and shall be appointed annually. The Chair must be an independent Director.

Reports:	The Chair maintains open communication with the Chief Executive Officer. The Chair has unfettered two-way communication with all senior officers.

Function:

The Chair’s primary role includes ensuring that the Board functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively.

Key Responsibilities:

1.             Provides leadership to the Board of Directors with respect to its functions as described in the Board’s written mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board.

2.             Chairs meetings of the Corporation’s Board and meetings of Shareholders.

3.             Ensures that the Board meets on a regular basis and at least quarterly and that the Board meets at every regularly scheduled Board meeting without management present.

4.             In consultation with the Chief Executive Officer, establishes a calendar for holding meetings of, and sets the agendas for the meetings of, the Board and the Shareholders.

5.             In collaboration with the Chief Executive Officer and the Secretary, ensures that agenda items for all Board, Board Committee, and Shareholder meetings are ready for presentation and that adequate information is distributed to Directors in advance of such meetings in order that Directors may properly inform themselves on matters to be acted upon and ensures that there will be timely distribution of minutes that are to be distributed to all Board members.

6.             Acts as liaison and maintains communication with all Directors and Board Committee Chairs to optimize and co-ordinate input from Directors, and optimizes effectiveness of the Board and Board Committees.

7.             Ensures that the Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the business and affairs of the Corporation.

8.             Meets periodically with the Chief Executive Officer and the Secretary to optimize the liaison function and ensure efficient communication between management and the Board.

9.             At the request of the President and Chief Executive Officer, provides assistance on major policy issues such as acquisitions, divestitures, and new strategic initiatives.